1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      V                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 18, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2013 First Quarter Earnings Conference

April 18, 2013

Agenda TSMC

© 2013 TSMC, Ltd

Welcome

Elizabeth Sun

1Q13 Financial Results and 2Q13 Outlook Lora Ho

CEO Message Morris Chang

Q&A Morris Chang / Lora Ho

© 2013 TSMC, Ltd

Safe Harbor Notice TSMC

TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 2, 2013 and such other documents as TSMC may file with, or submit to, the SEC from time to time.

Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

© 2013 TSMC, Ltd

Statements of Comprehensive Income

Selected Items from Statement of Comprehensive Income

1Q13 1Q13 1Q13 1Q13 4Q12 1Q12 over over Guidance

(In NT billions) 4Q12 1Q12

Net Revenue 132.76 127—129 131.45 105.62 1.0% 25.7%

Gross Margin 45.8% 43.5%—45.5% 47.2% 47.8% -1.4 ppts -2.0 ppts

Operating Expenses (16.38) (15.69) (14.92) 4.4% 9.8%

Operating Margin 33.5% 31.5%—33.5% 35.3% 33.3% -1.8 ppts +0.2 ppt

Non-Operating Items 1.32 (0.11) 0.56 NM 137.4% Net Income 39.58 41.60 33.49 -4.9% 18.2%

Net Profit Margin 29.8% 31.7% 31.7% -1.9 ppts -1.9 ppts

EPS (NT Dollar) 1.53 1.61 1.29 -4.9% 18.2%

ROE 21.3% 23.9% 20.8% -2.6 ppts +0.5 ppt

Shipment (Kpcs, 8”-equiv. Wafer) 3,570 3,565 2,919 0.1% 22.3% Average Exchange Rate—NTD/USD 29.45 28.90 29.15 29.71 1.0% -0.9%

* * Diluted weighted average outstanding shares were 25,929mn units in 1Q13

** ROE figures are annualized based on average equity attributable to shareholders of the parent

© 2013 TSMC, Ltd

Major Differences between TIFRS and R.O.C. GAAP

TIFRS* R.O.C. GAAP

(In NT billions) 2012 2012 Difference % Items on Statement of Comprehensive Income

Net Revenue 506.75 506.25 0.50 0.1% Gross Profit 244.14 243.60 0.54 0.2% Income from Operations 181.18 181.06 0.12 0.1%

Net Income 166.32 166.16 0.16 0.1%

Items on Balance Sheets

Accounts Receivable 58.13 52.09 6.04 11.6% Current Asset 250.33 252.29 (1.96) -0.8% PP&E 617.56 617.53 0.03 0.0% Non-current Assets 711.03 702.75 8.28 1.2%

Total Assets 961.36 955.04 6.32 0.7%

Current Liabilities 148.48 142.44 6.04 4.2% Non-current Liabilities 89.79 86.84 2.95 3.4%

Total Liabilites 238.27 229.28 8.99 3.9% Shareholders’ Equity 723.09 725.76 (2.67) -0.4%

Key Indices

A/R Turnover Days 38 34 4 Current Ratio (x) 1.7 1.8 (0.1)

* *International Financial Reporting Standards as endorsed in R.O.C.

© 2013 TSMC, Ltd

1Q13 Revenue by Application

Industrial/Standard

22% Computer Consumer

7% 16%

Communication 55%

Communication Computer Consumer Industrial/Standard

70 QoQ +4%

70 70 70 $ B) B) B) B)

$ $ $ QoQ -2%

T T T T

(N (N QoQ +3% (N (N

Revenue Revenue Revenue QoQ +3% Revenue

0 0 0 0

4Q12 1Q13 4Q12 1Q13 4Q12 1Q13 4Q12 1Q13

© 2013 TSMC, Ltd

1Q13 Revenue by Technology

TSMC Property



0.25/0.35um
6%
0.5um+
1%
0.11/0.13um
4%
0.15/0.18um
17%
28nm
24%
90nm
8%
65nm
17%
40/45nm
23%



40/45nm and below revenue
Revenue (NT$B)
% of wafer revenue
70
60
50
40
30
20
10
0
60%
50%
40%
30%
20%
10%
0%
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
28nm Revenue (NT$B)
40/45nm Revenue (NT$B)
40/45nm and below combined as % of wafer revenue

© 2013 TSMC, Ltd

Open Innovation Platform®

Balance Sheets & Key Indices

Selected Items from Balance Sheets 1Q13 4Q12 1Q12

(In NT billions) Amount % Amount % Amount %

Cash & Marketable Securities 189.26 17.9% 150.92 15.7% 180.65 21.6% Accounts Receivable 65.91 6.2% 58.13 6.0% 53.44 6.4% Inventories 37.83 3.6% 37.83 3.9% 27.76 3.3% Long-term Investments 70.70 6.6% 65.72 6.9% 29.79 3.5% Net PP&E 666.45 62.8% 617.56 64.2% 509.95 60.9%

Total Assets 1,061.63 100.0% 961.36 100.0% 837.50 100.0%

Current Liabilities 158.21 14.9% 148.48 15.5% 131.63 15.7%

Long-term Interest-bearing Debts 127.09 12.0% 82.11 8.5% 37.30 4.5%

Total Liabilities 292.98 27.6% 238.27 24.8% 176.05 21.0%

Total Shareholders’ Equity 768.65 72.4% 723.09 75.2% 661.45 79.0%

Key Indices

A/R Turnover Days 43 43 43 Inventory Turnover Days 51 50 47 Current Ratio (x) 1.9 1.7 2.0 Asset Productivity (x) 0.8 0.9 0.8

*	Total outstanding shares were 25,928mn units at 03/31/13

** Asset productivity = Annualized net sales / Average net fixed assets

© 2013 TSMC, Ltd

Cash Flows

(In NT billions) 1Q13 4Q12 1Q12

Beginning Balance 143.41 138.74 143.47

Cash from operating activities 73.57 84.80 56.10 Capital expenditures (80.42) (59.77) (48.57) Short-term loans 0.23 5.25 9.45 Proceeds from issuance of bonds 45.00 4.40 17.00 Repayment of bonds payable — (4.50) Investments and others 4.24 (30.01) (2.13)

Ending Balance 186.03 143.41 170.82

Free Cash Flow(1) (6.85) 25.03 7.53

(1)	Free cash flow = Cash from operating activities – Capital expenditures

© 2013 TSMC, Ltd

Installed Capacity

2013 Overall Capacity +11%; 12-inch Capacity +17%

4Q12 2012 1Q13 2Q13 3Q13 4Q13 2013 FAB / (Wafer size) (A) (A) (A) (F) (F) (F) (F)

Fab-2 ( 6”) (1) 256 1,012 251 254 257 257 1,018 Fab-3 ( 8”) 306 1,208 281 287 293 289 1,150 Fab-5 ( 8”) 148 587 147 151 154 154 606 Fab-6 ( 8”) 298 1,191 299 307 312 312 1,230 Fab-8 ( 8”) 266 1,057 260 271 277 277 1,085 Fab-12 ( 12”) (2) 382 1,500 366 356 365 371 1,458 Fab-14 ( 12”) (2) 552 2,210 546 558 564 564 2,232 Fab-15 ( 12”) (2) 139 226 164 193 277 299 933 WaferTech ( 8”) 112 444 109 112 113 113 447 TSMC China ( 8”) 236 921 226 240 248 248 963

(3)

TSMC & Subsidiaries 3,925 14,833 3,883 3,999 4,258 4,314 16,454

(8” Equivalent Kpcs)

(1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 0.5625 (2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25

(3) Starting 2013, TSMC no longer includes SSMC’s capacity in this capacity table. Meanwhile, TSMC still has the access to SSMC’s capacity

© 2013 TSMC, Ltd

2Q13 Guidance TSMC

Based on our current business outlook and exchange rate assumption, management expects:

??Revenue to be between NT$ 154 billion and NT$ 156 billion, at a forecast exchange rate of 29.82 NT dollars to 1 US dollar

??Gross profit margin to be between 47.5 % and 49.5%

??Operating profit margin to be between 35 % and 37%

© 2013 TSMC, Ltd

Recap of Recent Major Events

TSMC Property

- Altera and TSMC Collaborate on 55nm Embedded Flash Process Technology (2013/04/16)
- ARM and TSMC Tape-Out First ARM Cortex-A57 Processor on TSMC's 16nm FinFET Technology (2013/04/02)
- TSMC Announces Pricing of US$350 Million 0.950% and US$1,150 Million 1.625% Senior Unsecured Notes (2013/03/28)
- Imagination and TSMC Strengthen Technology Collaboration (2013/03/25)
- TSMC and Altera Continue Long-Term Partnership (2013/02/26)
- Qualcomm Snapdragon 800 Processor First to Use TSMC's 28HPM Advanced Process Technology (2013/02/25)
- TSMC Board of Directors Proposes NT$3.0 Cash Dividend per Share and Approves 2013 Annual Shareholders' Meeting to be Held on June 11 (2013/02/05)

- Please visit TSMC's Web site (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

Open Innovation Platform®

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http://www.tsmc.com invest@tsmc.com

© 2013 TSMC, Ltd